MDS INC. NORMAL COURSE ISSUER BID

Toronto, Canada - June 17, 2005: MDS Inc. (TSX: MDS, NYSE: MDZ) announced today it has filed a Notice of Intention to make a normal course issuer bid to purchase up to 12,382,572 (10% of the public float of 123,825,724) Common Shares from time to time during the next 12 months, if deemed appropriate by its Chief Executive Officer and Chief Financial Officer of the Company. This will replace the normal course issuer bid, which expires on June 20, 2005, and under which purchases of 1,656,000 Common Shares at an average price of $18.10 were made.

Under the new bid, MDS may purchase up to 12,382,572 Common Shares. As of June 7, 2005, there were 141,631,995 Common Shares issued and outstanding. The purchases may begin June 21, 2005 and will end no later than June 20, 2006. The shares will be purchased for cancellation through the facilities of the TSX at market price.

Since all purchases of Common Shares associated with the issuer bid will be made in the open market, the Company is not in a position to know the identity of those from whom it may purchase Common Shares. To the best of its knowledge and belief, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of the Company, or person acting jointly or in concert with the Corporation, intends to dispose of shares under this normal course issuer bid.

The Company has determined that any purchase of its outstanding Common Shares is an attractive investment opportunity and an appropriate use of the funds.

MDS Inc. has more than 9,000 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Charlene Lo External Communications Manager 416-675-6777 x 2203 charlene.lo@mdsinc.com